                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULES 13D-1(b) AND (c) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13D-2(b)

                         American Retirement Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   028913 10 1
                   -------------------------------------------
                                (CUSIP Number)










                               Page 1 of 7 Pages

---------------------                                       -----------------
CUSIP No. 028913 10 1                  13G                  Page 2 of 7 Pages
---------------------                                       -----------------



-------------------------------------------------------------------------------
      1    NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


                   Robin G. Costa
-------------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]


                                                                      (b)  [ ]
-------------------------------------------------------------------------------
      3    SEC USE ONLY


-------------------------------------------------------------------------------
      4    CITIZENSHIP OR PLACE OF ORGANIZATION


                   United States
-------------------------------------------------------------------------------
      NUMBER OF          5   SOLE VOTING POWER

       SHARES                       0
                     ----------------------------------------------------------
    BENEFICIALLY         6   SHARED VOTING POWER

      OWNED BY                      1,438,259
                     ----------------------------------------------------------
        EACH             7   SOLE DISPOSITIVE POWER

      REPORTING                     0
                     ----------------------------------------------------------
       PERSON            8   SHARED DISPOSITIVE POWER

        WITH                        1,438,259
-------------------------------------------------------------------------------
      9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                   1,438,259
-------------------------------------------------------------------------------
     10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                        (a) [ ]


-------------------------------------------------------------------------------
     11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                   12.6%
-------------------------------------------------------------------------------
     12    TYPE OF REPORTING PERSON*


                   IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                            -----------------
                                   13G                      Page 3 of 7 Pages
                                                            -----------------


-------------------------------------------------------------------------------
      1    NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


                    Dan Maddox
-------------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]

                                                                     (b)  [ ]

-------------------------------------------------------------------------------
      3    SEC USE ONLY


-------------------------------------------------------------------------------
      4    CITIZENSHIP OR PLACE OF ORGANIZATION


                    United States
-------------------------------------------------------------------------------
      NUMBER OF          5   SOLE VOTING POWER

       SHARES                     0
                      ---------------------------------------------------------
    BENEFICIALLY         6   SHARED VOTING POWER

      OWNED BY                    1,438,259
                      ---------------------------------------------------------
        EACH             7   SOLE DISPOSITIVE POWER

      REPORTING                   0
                      ---------------------------------------------------------
       PERSON            8   SHARED DISPOSITIVE POWER

        WITH
                                  1,438,259
-------------------------------------------------------------------------------
      9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    1,438,259
-------------------------------------------------------------------------------
     10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         (a) [ ]

-------------------------------------------------------------------------------
     11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                    12.6%
-------------------------------------------------------------------------------
     12    TYPE OF REPORTING PERSON*


                    IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                           -----------------
                                   13G                     Page 4 of 7 Pages
                                                           -----------------


-------------------------------------------------------------------------------

      1    NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


           DMAR Limited Partnership (IRS Employer Identification No. 75-2384625)
-------------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]

                                                                        (b) [ ]

-------------------------------------------------------------------------------
      3    SEC USE ONLY


-------------------------------------------------------------------------------
      4    CITIZENSHIP OR PLACE OF ORGANIZATION


                 State of Texas
-------------------------------------------------------------------------------
      NUMBER OF          5   SOLE VOTING POWER

       SHARES                       1,372,037
                      ---------------------------------------------------------
    BENEFICIALLY         6   SHARED VOTING POWER

      OWNED BY                      0
                      ---------------------------------------------------------
        EACH             7   SOLE DISPOSITIVE POWER

      REPORTING                     1,372,037
                      ---------------------------------------------------------
       PERSON            8   SHARED DISPOSITIVE POWER

        WITH                        0
-------------------------------------------------------------------------------
      9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                 1,372,037
-------------------------------------------------------------------------------
     10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                        (a) [ ]


-------------------------------------------------------------------------------
     11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                 12.0%
-------------------------------------------------------------------------------
     12    TYPE OF REPORTING PERSON*


                 PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                          Page 5 of 7 Pages



                                  SCHEDULE 13G





Item 1(a).         Name of Issuer:             American Retirement Corporation
                                               ("ACR")

Item 1(b).         Address of Issuer's         111 Westwood Place, Suite 402
                   Principal Executive         Brentwood, Tennessee 37027
                   Offices:

Item 2(a).         Name of Persons Filing:     Robin G. Costa ("Costa")
                                               DMAR Limited Partnership ("DMAR")
                                               Dan Maddox ("Maddox")

Item 2(b).         Address of Principal        3833 Cleghorn Avenue
                   Business Office:            Suite 400
                                               Nashville, Tennessee 37215 is the
                                               business address for each of
                                               Costa, DMAR, and Maddox.

Item 2(c).         Organization/Citizenship:   Costa and Maddox are each United
                                               States citizens and DMAR is a
                                               Texas limited partnership.

Item 2(d).         Title of Class              Common stock
                   of Securities:              ("Common Stock")

Item 2(e).         CUSIP Number:               028913 10 1

Item 3.            Inapplicable.

Item 4.            Ownership.



          This Schedule 13G is filed jointly by the reporting persons to reflect beneficial ownership of Common Stock by Costa, Maddox, and DMAR and certain overlapping beneficial ownership of such persons.

                                                            Page 6 of 7 Pages






           Total Shares                                                             Shared
          of ACR Common         Percent      Sole        Shared        Sole         Power
         Stock Beneficially        of       Voting       Voting      Power to         to
Person        Owned             Class(1)    Power        Power        Dispose       Dispose
------   ------------------     --------    -------      -------     ---------      --------
Costa       1,438,259(2)          12.6%           --     1,438,259           --     1,438,259
Maddox      1,438,259(3)          12.6%           --     1,438,259           --     1,438,259
DMAR        1,372,037(4)          12.0%    1,372,037        --        1,372,037         --

------------

(1)  Based on 11,420,860 shares of Common Stock outstanding as of December
     31, 1997.
(2) Includes 1,372,037 shares beneficially owned by DMAR, an aggregate of 18,000 shares beneficially owned by trusts for the benefit of certain members of Maddox's family, and 48,222 shares beneficially owned by Maddox individually. Costa is a Vice President of Margaret Energy, Inc., the general partner of DMAR. The partners in DMAR include trusts and corporations owned by, or for the benefit of, Maddox and his wife. Maddox and Costa exercise voting and dispositive power over the shares held by the trusts and the shares held by Maddox individually.
(3) Includes 1,372,037 shares beneficially owned by DMAR, an aggregate of 18,000 shares beneficially owned by trusts for the benefit of certain members of Maddox's family, and 48,222 shares beneficially owned by Maddox individually. See Note (2).
(4) The partners in DMAR include corporations and trusts owned by, or for the benefit of, Maddox and his wife.




Item 5.    Ownership of Five Percent or Less of a Class.

                  Inapplicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

                  Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Inapplicable.

Item 8.    Identification and Classification of Members of the Group.

                  Inapplicable.

Item 9.    Notice of Dissolution of Group.

                  Inapplicable.

Item 10.   Certification.

                  Inapplicable.

                                                            Page 7 of 7 Pages


                                   SIGNATURES


     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete, and correct.



                                          Robin G. Costa


                                          /s/ Robin G. Costa
                                          -------------------------------------

                                          Dan Maddox


                                          /s/ Robin G. Costa
                                          -------------------------------------
                                          By: Robin G. Costa
                                              Co-Executor of Maddox's Estate*


                                          DMAR Limited Partnership


                                           /s/ Robin G. Costa
                                           ------------------------------------
                                          By:  Margaret Energy, Inc.,
                                               Its General Partner

                                          By:  Robin G. Costa,
                                               Its Vice President

*Maddox passed away in January 1998.